                               Filed by National City Corporation
                               pursuant to Rule 425 and the
                               Securities Act of 1933 and deemed
                               filed pursuant to Rule 14a-12 under
                               the Securities Exchange Act of 1934

                               Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019


[LOGO]           One East Fourth Street
                 Cincinnati, Ohio 45202
                 --------------------------------------------------------------
                                                                  ALL ASSOCIATES

February 17, 2004

Today we've announced plans for Provident to join forces with National City Corporation, one of the nation's largest financial holding companies. Our Board of Directors and senior management team believe this decision is in the best long-term interests of our investors, customers and employees.

The cultural fit is good, our products line up well, and National City is a large and very strong company. Through the merger, our move to a more predictable business model will be complete. Our new branding initiatives focus on creating value for our clients, and that fits right into their philosophy. Our longer hours? Great! This is an excellent fit today, as well as for the future. National City, with its tremendous resources, brings the ability to enhance every business we operate. It will make all of you more competitive.

National City is based in Cleveland, Ohio, and has approximately $114 billion in assets and 33,000 employees. It operates through an extensive banking network primarily in Illinois, Indiana, Kentucky, Michigan, Ohio and Pennsylvania, and also serves customers in selected markets nationally.

Together, this is a powerful combination of two great companies, which provides opportunities for customers, shareholders and employees as we look to the future. However, we also understand there is a great amount of uncertainty. That goes without saying. What I can tell you with absolute certainty is that I pledge my personal commitment to each of you to share information as the details of the transition progress. For now, it's up to each of us to remember our customer commitment and continue to provide the customer care that Provident is known for. National City offers outstanding products and services that are culturally and demographically similar to ours - products we can extend to the very loyal customers within our market.

After more than 100 years of being in business, this announcement marks a significant point in the history of Provident. I want to thank each of you for your hard work and dedication to this organization. Through your efforts, we have built a strong, customer-centric culture and generated loyalty to our products and services. Moving forward, and with the backing of National City, we can look forward to offering our customers continued commitment and expanded services. As always, I appreciate your understanding and support at this exciting time! Thanks for everything you do for our company.

Sincerely,

Bob

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.